SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February 2017

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary
Tel: (852) 2605-5822    Fax: (852) 2691-1724
Email: albert@bonso.com
Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
 (Name, Telephone, email and/or fax number and address of Company Contact Person)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X     Form 40-F ___

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____       No      X

TABLE OF CONTENTS
REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2016 ON FORM 6-K

Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)

	September 30,	March 31,
	2016	2016
	$ in thousands	$ in thousands

Assets

Current assets
Cash and cash equivalents	3,322	3,547
Trade receivables, net	2,111	913
Inventories	724	1,823
Other receivables, deposits and prepayments	1,292	1,180
Financial instruments at fair value	-	144

Total current assets	7,449	7,607

Investment in life insurance contract	140	140
Other receivables - non-current portion	-	265
Other intangible assets	3,007	3,292
Property, plant and equipment, net	10,975	11,717

Total assets	21,571	23,021

Liabilities and stockholders' equity

Current liabilities
Notes payable	698	1,237
Accounts payable	1,441	2,501
Accrued charges and deposits	3,333	3,153
Income tax liabilities	317	317
Short-term bank loans	249	506
Payable to affiliated party	-	79
Current portion of capital lease obligations	47	49
Financial instruments at fair value	160	160
Loan from affiliated party - current portion	135	135

Total current liabilities	6,380	8,137

Capital lease obligations, non-current portion	82	104
Loan from affiliated party - non-current portion	135	202

Total liabilities	6,597	8,443

Stockholders' equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Sep 30, 2016 and Mar 31, 2016 - 5,577,639, outstanding shares: Sep 30, 2016 - 5,154,431 shares; Mar 31, 2016 – 5,173,431 shares	17	17
Additional paid-in capital	22,566	22,566
Treasury stock at cost: Sep 30, 2016 - 423,208 shares; Mar 31, 2016 - 404,208 shares	(1,587)	(1,561)
Accumulated deficit	(7,730)	(8,828)
Accumulated other comprehensive income	1,708	2,384
	14,974	14,578

Total liabilities and stockholders' equity	21,571	23,021

Unaudited Consolidated Statements of Operations and Comprehensive Income
(Expressed in United States Dollars)

	Six months ended September 30, 2016	Six months ended September 30, 2015
	$ in thousands	$ in thousands

		Updated*
Net sales	10,163	12,833
Cost of sales	(7,006)	(9,516)

Gross profit	3,157	3,317

Selling expenses	(151)	(258)
Salaries and related costs	(1,179)	(1,191)
Research and development expenses	(103)	(197)
Administration and general expenses	(1,531)	(2,138)
Other income	821	825

Income from operations	1,014	358
Interest income	4	7
Interest expenses	(24)	(77)
Foreign exchange gain / (loss)	150	(129)

Income before income taxes	1,144	159
Income tax expense	(46)	(5)

Net income	1,098	154

Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	(676)	183

Comprehensive income	422	337

Earnings per share

Weighted average number of shares outstanding	5,154,454	5,246,903
Diluted weighted average number of shares outstanding	5,204,981	5,246,903

Earnings per common share ( in U.S.Dollars) - basic	$0.21	$0.03
Earnings per common share ( in U.S.Dollars) - diluted	$0.21	$0.03

* On July 15, 2015, the Company issued options to certain directors and non-employee directors of the Company to purchase an aggregate of 850,000 shares of common stock of the Company at an exercise price of $1.50.  The options for 425,000 shares will expire on March 31, 2020, and options for 425,000 shares will expire on March 31, 2025.  The exercise prices of these options were equal to the fair market value at the time of grant.   There was a one-time compensation expense of approximately $801,000 due to stock options granted, which was recorded in our financial statements for the fiscal year ended March 31, 2016 as filed in our Form 20-F on August 15, 2016.  However, this compensation expense was not recorded in our consolidated balance sheet and statement of operations for the six-month period ended September 30, 2015 as mentioned in Item 15 of our Amended Form 20-F filed on November 18, 2016.  Therefore, we are updating the statement of operations for the six-month period ended September 30, 2015 for the comparison with the financial statements for the six-month period ended September 30, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products.

During the six-month period ended September 30, 2016, our net sales decreased approximately $2,670,000, or 20.8%, as compared to the six-month period ended September 30, 2015.  The primary reason for the decrease in net sales was the decreased overall demand for our products during the period.  We recognized a net income of approximately $1,098,000 for the six-month period ended September 30, 2016, as compared to a net income of approximately $154,000 during the six-month period ended September 30, 2015.

On February 17, 2017, the Company issued a press release disclosing its results of operations for the six-month period ended September 30, 2016.  A copy of this press release is attached to this Form 6-K as exhibit 99.1.

Results of Operations

Six-Month Period Ended September 30, 2016 Compared to the Six-Month Period Ended September 30, 2015

Net Sales.  During the six-month period ended September 30, 2016, our sales decreased 20.8%, or approximately $2,670,000, from approximately $12,833,000 for the six-month period ended September 30, 2015 to approximately $10,163,000. The decreased sales were primarily the result of a decrease in demand for our products during the period.

Cost of Sales.  During the six-month period ended September 30, 2016, cost of sales decreased to approximately $7,006,000 from approximately $9,516,000 during the six-month period ended September 30, 2015, a decrease of approximately $2,510,000, or 26.4%.  As a percentage of sales, the cost of sales decreased from 74.2% to 68.9%. Cost of sales decreased primarily because we reduced our production of certain lower margin electronic scales.

Gross Margin. As a result of the factors noted above, gross margin as a percentage of revenue increased to 31.1% during the six-month period ended September 30, 2016 as compared to 25.8% during the same period in the prior year.

Selling Expenses.  Selling expenses decreased by 41.5%, or approximately $107,000, from approximately $258,000 for the six-month period ended September 30, 2015 to approximately $151,000 for the six-month period ended September 30, 2016. The decrease was primarily the result of decreased shipping costs due to less shipments for bulkier electronic bathroom scales arranged during the six-month period ended September 30, 2016, compared to the same period in the prior year.

Salaries And Related Costs.  Salaries and related costs decreased by 1.0% or approximately $12,000 from approximately $1,191,000 for the six-month period ended September 30, 2015 to approximately $1,179,000 for the six-month period ended September 30, 2016. This decrease was a result of the reduction in total staff.

Research And Development Expenses.  Research and development expenses decreased by 47.7%, or approximately $94,000, from approximately $197,000 for the six-month period ended September 30, 2015 to approximately $103,000 for the six-month period ended September 30, 2016. This decrease was a result of the reduction in the number of engineers responsible for previous lower margin electronic scales products.  As a percentage of sales, research and development expenses decreased from 1.5% to 1.0%.

Administration And General Expenses.  Administration and general expenses decreased by 28.4%, or approximately $607,000, from approximately $2,138,000 for the six-month period ended September 30, 2015 to approximately $1,531,000 for the six-month period ended September 30, 2016. The decrease was primarily the result of a one-time compensation expense of approximately $801,000 due to stock options granted during six-month period ended September 30, 2015.  Except for the one-time compensation expense of approximately $801,000 due to stock options granted, the administration and general expenses for the six-month period ended September 30, 2016 were approximately $194,000 more than that for the six-month period ended September 30, 2015.  The increase was primarily the result of increases in charity donation, motor vehicle expenses, and repair and maintenance expenses during the six-month period ended September 30, 2016.

Other Income.  Other income decreased approximately $4,000, or 0.5%, from approximately $825,000 for the six-month period ended September 30, 2015 to approximately $821,000 for the six-month period ended September 30, 2016. The other income for the six-month period ended September 30, 2016 remained almost the same as that for the six-month period ended September 30, 2015.

Income From Operations.  As a result of the above changes, income from operations was approximately $1,014,000 for the six-month period ended September 30, 2016, compared to an income from operations of approximately $358,000 for the six-month period ended September 30, 2015, an increase of approximately $656,000.

Interest Income. Interest income decreased from approximately $7,000 for the six-month period ended September 30, 2015 to approximately $4,000 for the six-month period ended September 30, 2016.  The decrease was primarily the result of the lower interest rate from deposits during the six-month period ended September 30, 2016.

Interest Expenses.  Interest expenses decreased 68.8%, or approximately $53,000 from approximately $77,000 for the six-month period ended September 30, 2015 to approximately $24,000 for the six-month period ended September 30, 2016. The decrease of interest expenses was the result of the decreased utilization of the Company's banking facilities.

Foreign Exchange Gain / (Loss).  Foreign exchange gain increased approximately $279,000 from a loss of approximately $129,000 for the six-month period ended September 30, 2015 to a gain of approximately $150,000 for the six-month period ended September 30, 2016. The increase in foreign exchange gain was primarily attributable to a gain in exchange to Chinese Yuan from United States Dollars, as a result of the depreciation of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2016.

Net Income.  As a result of the above changes, net income increased from a net income of approximately $154,000 for the six-month period ended September 30, 2015 to a net income of approximately $1,098,000 for the six-month period ended September 30, 2016, an increase of approximately $944,000.

Foreign Currency Translation Adjustments, Net of Tax.  Foreign currency translation adjustments, net of tax decreased from a gain of approximately $183,000 for the six-month period ended September 30, 2015 to a loss of approximately $676,000 for the six-month period ended September 30, 2016, a decrease of approximately $859,000.  The loss was primarily attributable to revaluation of assets denominated in the Chinese Yuan, as a result of the depreciation of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2016.

Comprehensive Income.  As a result of the factors described above, comprehensive income increased from an income of approximately $337,000 for the six-month period ended September 30, 2015, to an income of approximately $422,000 for the six-month period ended September 30, 2016.

Liquidity and Capital Resources

 We have financed our growth and cash needs to date primarily from internally generated funds and bank debt.  We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity.  Our primary uses of cash have been to fund operations, expansions and upgrades of our manufacturing facilities.

As of September 30, 2016 we had approximately $3,322,000 in cash and cash equivalents as compared to approximately $3,547,000 as of March 31, 2016.  Our working capital position improved during the six-month period ended September 30, 2016. At September 30, 2016 working capital was  $1,069,000 compared to negative $530,000 at March 31, 2016. We believe that the improvement was the result of income generated from operations, during the six-month period ended September 30, 2016.

One of our key customers, who accounted for 59% of net sales for the fiscal year ended March 31, 2016, has advised that they will discontinue manufacturing with us effective during the quarter ending June 30, 2017. This will impact negatively our future sales, profitability and cash flow.

We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next twelve months.

Stock Repurchase Program

On September 17, 2015, the Company's Board of Directors authorized an additional $1,500,000 for the Company's repurchase of its common stock under the same repurchase program.  This authorization to repurchase shares increased the amount authorized for repurchase from $1,500,000 to $3,000,000.  The following table contains the Company's purchases of equity securities during the six-month period ended September 30, 2016.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

April 1, 2016 to April 30, 2016	19,000	1.40	19,000	$1,409,000
May 1, 2016 to May 31, 2016	-		-	$1,409,000
June 1, 2016 to June 30, 2016	-		-	$1,409,000
July 1, 2016 to July 31, 2016	-		-	$1,409,000
August 1, 2016 to August 31, 2016	-		-	$1,409,000
September 1, 2016 to September 30, 2016	-		-	$1,409,000
TOTAL	19,000	1.40	19,000	$1,409,000

During the six-month period ended September 30, 2016, the Company has purchased 19,000 shares of its common stock under the share repurchase program.  As of September 30, 2016, the Company (through its subsidiary) had repurchased an aggregate of 423,208 shares of its common stock. The Company may from time to time repurchase additional shares of its Common Stock under this program.

Exhibits

99.1  Press Release disclosing Results of Operations dated February 17, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

Date: February 27, 2017	By:	/s/ Albert So
Albert So, Chief Financial Officer and Secretary